NATIONAL BANK OF GREECE

CHIEF EXECUTIVE OFFICER

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

November 29th, 2011

RE:	National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
File No. 001-14960
Letter from the Securities and Exchange Commission (the “Commission”) to National Bank of Greece S.A. (the “Bank”) dated October 28, 2011
Letter from National Bank of Greece to the U.S. Securities and Exchange Commission dated November 7th, 2011

Dear Ms. Hayes,

Following our letter dated November 7th, 2011 with which we requested an extension to the deadline for submitting our response to the letter from the Commission dated October 28th, 2011, we are kindly requesting a further extension to next Friday December 9th, 2011.

Although we have made substantial progress in preparing our response, the original deadline of November 30th, 2011 conflicts with the publication of our 9 month 2011 interim IFRS financial statements, which are due to be published today in the evening.

The new extension will allow US to finalize our responses with our independent auditors and legal counsels in order to address your comments and prepare a high quality response which will allow you to better understand our disclosure.

As you requested, our response will include a discussion regarding our treatment of Greek government bonds as at September 30th, 2011.

Thank you for your kind consideration.

For the National Bank of Greece S.A.,

/s/ Apostolos Tamvakakis
Apostolos Tamvakakis
Chief Executive Officer